One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

VIA EDGAR CORRESPONDENCE

October 23, 2020

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. (“Registrant”)

N-14 Registration Statement

File Nos. 002-67464 and 333-237727

Dear Ms. Rotter:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced registration statement on Form N-14 (the “Registration Statement”), which you communicated to me by telephone on October 6, 2020. Registrant filed the Registration Statement with the Commission on September 18, 2020 pursuant to the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to staff comments by means of filings under Rule 497.

Comments

1. Fee Table – Please confirm in correspondence that the fees presented represent current fees.

Response: Registrant revised the fees to represent the 12-month period ended June 30, 2020, which is the most recent period-end for which financial reporting has been completed and reported.  The numerator for each Fund’s ratios is the related fees or expenses from July 1, 2019 through June 30, 2020, and the denominator for each Fund’s ratios is the average net assets of the Fund for the same time period.  The revised table is included for reference below and will be included in the 497 filing.

Ohio National Life Insurance Company

	Target Fund	Survivor Fund	Pro Forma Combined Fund (Target Fund and Survivor Fund)
Management Fees	0.40%	0.40%	0.40%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%	0.00%
Other expenses	0.16%	0.07%	0.06%
Acquired Fund Fees and Expenses*	0.63%	0.62%	0.62%
Total Annual Fund Operating Expenses	1.19%	1.09%	1.08%
(Fee Waivers and/or Expense reimbursements)†	(0.19%)	(0.09%)	(0.08%)
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursements	1.00%	1.00%	1.00%

*	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The Acquired Fund Fees and Expenses for the Combined Fund are for the 12-month period ended June 30, 2020.

2. Financial Statements – The narrative pro forma financial information is presented as of 12/31/2019. It should be presented as of 6/30/2020. Please provide the corrected narrative pro forma financial information in correspondence as well as in the 497 filing.

Response: Registrant revised the narrative pro forma financial information to reflect the information as of 6/30/2020. The revised narrative pro forma financial information is included for reference below and will be included in the 497 filing.

Pro Forma Financial Information

(Unaudited)

The unaudited pro forma financial information set forth below is for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the Reorganization had been consummated. These pro forma numbers have been estimated in good faith based on information regarding the Target Fund and Survivor Fund as of June 30, 2020, using the fees and expenses information as shown in the Proxy Statement/Prospectus. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of the Target Fund and Survivor Fund, which are available in their annual and semi-annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

Note 1 — Reorganization

The unaudited pro forma information has been prepared to give effect to the proposed reorganization of the Target Fund into the Survivor Fund pursuant to an Agreement and Plan of Reorganization and Termination (the “Plan of Reorganization”) as if the Reorganization occurred on June 30, 2020.

Target Fund	Survivor Fund
ON Conservative Model Portfolio	ON Moderately Conservative Model Portfolio

Note 2 — Basis of Pro Forma

The Reorganization is expected to be accounted for as a tax-free reorganization for federal income tax purposes; therefore, no gain or loss will be recognized by the Survivor Fund or its shareholders as a direct result of the Reorganization. The Target Fund and the Survivor Fund are both registered open-end management investment companies. The Reorganization would be accomplished by the acquisition of all of the assets and the assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund, followed by the distribution of such shares to Target Fund shareholders in complete liquidation and termination of the Target Fund. The pro forma financial information has been adjusted to reflect the assumption that the Target Fund distributes its undistributed net investment income to its shareholders prior to the Reorganization. The Target Fund shareholders would have received 7,061,174 shares of the Survivor Fund had the Reorganization occurred on June 30, 2020.

In accordance with accounting principles generally accepted in the United States of America, for financial reporting purposes, the historical cost basis of the investments received from the Target Fund will be carried forward to align ongoing reporting of the realized and unrealized gains and losses of the Survivor Fund with amounts distributable to shareholders for tax purposes.

	Net Assets	As-of Date
ON Conservative Model Portfolio (Target Fund)	$79,945,160	June 30, 2020
ON Moderately Conservative Model Portfolio (Survivor Fund)	$210,959,572	June 30, 2020
ON Moderately Conservative Model Portfolio (Pro Forma Combined Fund)	$290,904,732	June 30, 2020

Note 3 — Pro Forma Expense Adjustments

The table below reflects adjustments to annual expenses made to the Pro Forma Combined Fund financial information as if the Reorganization had taken place on June 30, 2020. For purposes of this presentation, the actual fees and expenses of the Target Fund and Survivor Fund (as a percentage of annual average net assets) are being compared to the pro forma fees and expenses. No adjustments were made to the actual expenses of the Target Fund or Survivor Fund to reflect updates to management fees to either Fund subsequent to June 30, 2020. The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and Survivor Fund and has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect this information. Percentages presented below are the increase (decrease) in expenses divided by the Pro Forma Combined Fund net assets presented in Note 2. Actual results could differ from those estimates. No other significant pro forma effects are expected to result from the Reorganization.

	Fee and Expense Increase (Decrease)
Net Expense Category	Dollar Amount	Percentage
Management fees	$-	(0.00%)
Custodian fees	(11,350)	(0.00	%)(1) (2)
Professional fees	(12,610)	(0.00	%)(1)(2)
Accounting fees	(23,998)	(0.01	%)(1)
Administration fees	(32,148)	(0.01	%)(1)
Printing and filing fees	(5,346)	(0.00	%)(1)(2)
Compliance expense	(8,229)	(0.00	%)(2)
Total Pro Forma Net Expense Adjustment	$(93,681)	(0.02%)

(1)	Reflects the anticipated reduction of certain duplicative expenses eliminated as a result of the Reorganization.
(2)	Rounds to less than (0.01%).

Ohio National does not anticipate any significant portfolio repositioning.

No significant accounting policies will change as a result of the Reorganization, specifically policies regarding security valuation or compliance with Subchapter M of the Internal Revenue Code of 1986, as amended. No significant changes to any existing contracts of the Survivor Fund are expected as a result of the Reorganization.

Note 4 — Reorganization Costs

The costs of the Reorganization will be borne by Ohio National. The costs of the Reorganization include legal counsel fees, independent accountant fees and expenses relating to the printing and mailing of this Information Statement/Prospectus, but do not include any portfolio transaction costs, such as brokerage fees arising from the Reorganization. As a result of the Reorganization, certain portfolio securities may be purchased and sold to reposition the Combined Fund’s investment holdings. The repositioning is intended to provide for optimal performance and conformity to the Combined Fund’s investment strategy and the fund selection criteria of the Adviser. Although the costs associated with the repositioning will be borne by the Combined Fund, we do not expect those associated costs to have a material impact on the Combined Fund’s net assets or net asset value per share.

Note 5 — Accounting Survivor

The Survivor Fund will be the accounting survivor. The Combined Fund will have the portfolio management team, portfolio composition, strategies, investment objective, expense structure and policies/restrictions of the Survivor Fund.

3. Capitalization Table – The information presented is as of 12/31/2019. The capitalization table should be dated as of the date as least as recent as the date of the narrative pro forma financial information. Please provide the corrected capitalization table in correspondence as well as in the 497 filing.

Response: Registrant revised the capitalization table to reflect the information as of 6/30/2020. The revised capitalization table is included for reference below and will be included in the 497 filing.

Capitalization

The following table sets forth, as of June 30, 2020: (a) the audited capitalization of each Fund and (b) the unaudited pro forma combined capitalization of the Combined Fund assuming the Reorganization has taken place, which means the capitalization of the Combined Fund reflects the inclusion of the assets of the Survivor Fund and the Target Fund. The capitalizations are likely to be different on the Closing Date as a result of daily Fund share purchase, redemption and market activity. No assurance can be given as to how many shares of the Survivor Fund will be received by Target Fund shareholders at the Closing Date, and the information should not be relied upon to reflect the number of shares of the Combined Fund that actually will be received by Target Fund shareholders.

Fund	Total Net Assets	Adjusted Net Assets	Shares Outstanding	Net Asset Value Per Share	Adjusted Net Asset Value Per Share
Target Fund	$79,945,160	$79,945,160	7,022,307	$11.3845	$11.3845
Survivor Fund	$210,959,572	$210,959,572	18,633,038	$11.3218	$11.3218
Pro Forma - Combined Fund	$290,904,732	$290,904,732	25,694,212	$11.3218	$11.3218

4. Reorganization Costs – The reorganization costs should be disclosed in the expenses of the reorganization and the narrative pro forma financial information. Please confirm in correspondence that this will be addressed in the 497 filing and provide the revised language as part of the correspondence response.

Response: Ohio National will bear the costs of the reorganizations, with the exception of any portfolio transaction costs. Both the target and survivor portfolio rebalance by trading underlying funds daily. Portfolio transaction costs directly related to the reorganization would not be materially different than a normal trading day. Registrant believes the current disclosure meets the requirements of Form N-14 and respectfully declines to add additional disclosure on the costs Ohio National will bear.

* * * * *

If you have any questions or additional comments, please contact me at (513) 794-6988.

Very truly yours,

/s/ Angela M. Fontanini
Angela M. Fontanini, Esq.
Associate Counsel